Filed by Superior Energy Services, Inc.

(Commission File No. 001-34037)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Superior Energy Services, Inc.

(Commission File No. 001-34037)

Date: January 6, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2020

SUPERIOR ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34037	75-2379388
(State or other jurisdiction)	(Commission File Number)	(IRS Employer Identification No.)

1001 Louisiana Street, Suite 2900 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

(713) 654-2200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock	SPN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

Exchange Offer

In connection with Superior Energy Services, Inc.’s (the “Company”) announcement that its wholly owned subsidiary, SESI, L.L.C. (the “Issuer”), has commenced a private offer to exchange (the “Exchange Offer”) up to $500 million of its $800 million aggregate principal amount of outstanding 7.125% Senior Notes due 2021 (the “Original Notes”) for up to $500 million of newly issued 7.125% Senior Notes due 2021 of the Issuer (the “New Notes”), the Company is disclosing certain information to current investors in a private offering memorandum dated January 6, 2020 (the “Offering Memorandum”). In connection with the Exchange Offer, the Issuer is also soliciting consents (the “Consent Solicitation”) from eligible holders of the Original Notes to amend the indenture dated December 6, 2011, governing the Original Notes, upon the terms and subject to the conditions set forth in the Offering Memorandum, to amend the liens covenant in the indenture governing the Original Notes to permit the issuance of secured notes by the Issuer.

The New Notes will be offered and sold only to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The New Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. The Exchange Offer is not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This Current Report on Form 8-K does not constitute an offer to sell, nor a solicitation of an offer to buy, the New Notes in the United States or elsewhere.

The Exchange Offer and Consent Solicitation are being conducted in connection with the Company’s previously announced entry into a definitive agreement to divest its U.S. service rig, coiled tubing, wireline, pressure control, flowback, fluid management and accommodations service lines and combine them with Forbes Energy Services Ltd.’s complementary service lines to create a new, publicly traded consolidation platform for U.S. completion, production and water solutions (the “Combination”). The consummation of the Exchange Offer is a condition of the Combination; however, the consummation of the Combination is not a condition of the Exchange Offer and Consent Solicitation.

On January 6, 2020, the Company issued a press release announcing that the Issuer commenced the Exchange Offer. The full text of the press release is incorporated herein by reference as Exhibit 99.1 to this Current Report on Form 8-K.

Recent Developments

The Baker Hughes U.S. land rig count declined by 49 rigs from the week ending October 4, 2019 through the week ending December 27, 2019. This rig count decline is greater than what the Company expected, and the Company believes it is impacting the Company’s industry generally. The industry slowdown will primarily impact the Company’s drilling products and services segment results for the fourth quarter of 2019 and the Company now expects revenue in this segment to decrease by 10% to 15% sequentially, lower than initial expectations of a 5% to 10% decline. Additionally, certain completion tools projects, which were anticipated to occur during the fourth quarter of 2019 have shifted to 2020. The Company now expects its technical solutions segment revenue to be approximately flat sequentially, which is lower than the Company’s initial expectations of as much as a 10% increase.

On January 6, 2020, the Company issued a press release announcing such Recent Developments. The full text of the press release is incorporated herein by reference as Exhibit 99.2 to this Current Report on Form 8-K.

Pro Forma Financial Information

In connection with the Exchange Offer, the Company is disclosing certain unaudited pro forma financial information to prospective eligible investors in an offering memorandum and consent solicitation statement dated January 6, 2020 (the “Offering Memorandum”). The Company is furnishing on this Current Report on Form 8-K unaudited pro forma condensed consolidated financial information of the Company and unaudited pro forma condensed combined financial information of Spieth Newco, Inc. (“Newco”) excerpted from the Offering Memorandum. Such unaudited pro forma condensed consolidated financial information of the Company and Newco (collectively, the ”Unaudited Pro Forma Financial Information”) is incorporated herein by reference as Exhibit 99.3.

The Unaudited Pro Forma Financial Information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of the Company or Newco, as applicable, would have been had the transactions occurred on the dates assumed, nor is it necessarily indicative of the future consolidated results of operations or consolidated financial position of the Company or Newco, as applicable.

The information provided pursuant to this Item 7.01 is “furnished” and shall not be deemed to be “filed” with the Securities and Exchange Commission (the “SEC”) or incorporated by reference in any filing under the Securities Exchange Act of 1934, as amended, or the Securities Act, except as shall be expressly set forth by specific reference in any such filings.

Information set forth in this Current Report (including the exhibits attached hereto) contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “should,” “could,” “will,” “would,” and “will be,” and variations of such words and similar expressions, although not all forward-looking statements contain these identifying words. Such statements are subject to significant risks, assumptions and uncertainties, including, without limitation, risks and uncertainties relating to the commencement of the Exchange Offer. A discussion of factors that may affect future results is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, as such factors may be updated from time to time in the Company’s periodic filings with the SEC. Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition and results of operations. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Current Report on Form 8-K may not in fact occur. Accordingly, you should not place undue reliance on these statements. The Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

99.1	Press release, dated January 6, 2020, announcing the Exchange Offer.

99.2	Press release, dated January 6, 2020, announcing certain Recent Developments.

99.3	Unaudited pro forma condensed consolidated financial information of the Company and unaudited pro forma condensed combined financial information of Newco.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ William B. Masters
William B. Masters
Executive Vice President, General Counsel and Secretary

Dated: January 6, 2020

Exhibit 99.1

FOR FURTHER INFORMATION CONTACT:

Paul Vincent, VP of Treasury and Investor

Relations, (713) 654-2200

1001 Louisiana St., Suite 2900

Houston, TX 77002

NYSE: SPN

SUPERIOR ENERGY SERVICES ANNOUNCES COMMENCEMENT OF

EXCHANGE OFFER AND CONSENT SOLICITATION FOR SENIOR

NOTES OF SESI, L.L.C.

Houston, January 6, 2020 – Superior Energy Services, Inc. (“Superior Energy”) (NYSE: SPN) today announced that its wholly owned subsidiary, SESI, L.L.C. (“SESI” or the “Issuer”), has commenced an offer to exchange (the “Exchange Offer”) up to $500 million of its $800 million aggregate principal amount of outstanding 7.125% Senior Notes due 2021 (the “Original Notes”) for up to $500 million (the “Exchange Offer Maximum Amount”) of newly issued 7.125% Senior Notes due 2021 (the “New Notes”) and cash as described in the table below.

CUSIP/ISIN	Title of Original Notes	Outstanding Principal Amount	Title of New Notes	Interest Rate of New Notes	Exchange Consideration (per $1,000 of Original Notes)*	Early Participation Premium (per $1,000 of Original Notes)*	Total Consideration (per $1,000 of Original Notes)**	Consent Payment (per $1,000 of Original Notes)
78412FAP9/ US78412FAP99	7.125% Senior Notes due 2021 issued by the Issuer	$800,000,000	7.125% Senior Notes due 2021 issued by the Issuer	7.125%	$950 principal amount of New Notes	$50 principal amount of New Notes	$1,000 principal amount of New Notes	$2.50 cash payment

*	Subject to proration.
**

Includes the Early Participation Premium (as defined below). Any eligible holder who validly tenders after the Early Participation Date (as defined below) will only be entitled to receive the Exchange Consideration (as defined below) in exchange for Original Notes accepted in the Exchange Offer and will not receive the Early Participation Premium. The principal amount of Original Notes tendered by an eligible holder shall be subject to proration to comply with the Exchange Offer Maximum Amount or the Unsuccessful Consent Maximum Amount (as defined below), as applicable.

In consideration for each $1,000 principal amount of Original Notes validly tendered and related consents validly delivered (and not validly withdrawn) at or prior to 5:00 p.m., New York City time, on January 17, 2020, unless extended (such date and time, as it may be extended, the “Early Participation Date”), holders of Original Notes will be eligible to receive $50 principal amount of its New Notes, subject to proration (the “Early Participation Premium”) and $950 principal amount of its New Notes, subject to proration (the “Exchange Consideration”, and together with the Early Participation Premium, the “Total Consideration”), and a cash payment of $2.50 (the “Consent Payment”). In exchange for each $1,000 principal amount of Original Notes validly tendered after the Early Participation Date but at or prior to 11:59 p.m., New York City time, on February 3, 2020, unless extended (such date and time, as it may be extended, the “Expiration Time”), and not validly withdrawn, holders of the Original Notes will be eligible to receive only the Exchange Consideration. The settlement date for the Exchange Offers will occur promptly after the Expiration Time and is expected to be the second business day after the Expiration Time (the “Settlement Date”).

In connection with the Exchange Offer, SESI is also soliciting consents (the “Consent Solicitation” and, together with the Exchange Offer, the “Exchange Offer and Consent Solicitation”) from eligible holders of the Original Notes to amend (the “Proposed Amendment”) the indenture dated December 6, 2011, governing the Original Notes (the “Original Notes Indenture”), upon the terms and subject to the conditions set forth in the Offering Memorandum (as defined below), to amend the lien covenant in the indenture governing the Original Notes (the “Original Notes Indenture”) to permit the issuance of the Superior Secured Notes defined and described below (the “Proposed Amendment”). If the Proposed Amendment is adopted, the Original Notes will be governed by the Original Notes Indenture, as amended by the Proposed Amendment. In order for the Proposed Amendment to the Original Notes Indenture to be adopted, holders of at least a majority of the aggregate principal amount of the Original Notes outstanding must consent to the Proposed Amendment (the “Requisite Consents”), and such consents must be received and not withdrawn prior to the earlier of (i) the Early Participation Date and (ii) the date on which the Requisite Consents are received and the supplemental indenture to the related Original Notes Indenture is executed (the “Withdrawal Deadline”).

The Exchange Offer is conditioned upon the valid tender, by the Expiration Time, of at least $250 million aggregate principal amount of Original Notes; provided, however, that SESI may, in its sole discretion, reduce such amount to $200 million aggregate principal amount to be validly tendered. The Exchange Offer is not conditioned upon receiving the Requisite Consents. However, if the Requisite Consents are not received, the maximum aggregate principal amount of Original Notes that will be accepted and exchanged in the Exchange Offer will be limited to $250 million, subject to proration adjustment, and the Consent Payment will not be made. If (i) the Requisite Consents are received and the principal amount of Original Notes tendered is such that in excess of the Exchange Offer Maximum Amount of New Notes would be issuable if all such tendered Original Notes were accepted in the Exchange Offer, then the principal amount of tendered Original Notes accepted by SESI will be the Exchange Offer Maximum Amount, subject to proration, and (ii) if the Requisite Consents are not received and the principal amount of Original Notes tendered is such that in excess of $250 million aggregate principal of New Notes (the “Unsuccessful Consent Maximum Amount”) would be issuable if all such tendered Original Notes were accepted in the Exchange Offer, then the principal amount of tendered Original Notes accepted by SESI will be the Unsuccessful Consent Maximum Amount, subject to proration.

The Exchange Offer and Consent Solicitation is being conducted in connection with Superior Energy’s previously announced entry into a definitive agreement to divest its U.S. service rigs, coiled tubing, wireline, pressure control, flowback, fluid management and accommodations service lines and combine them with Forbes Energy Services Ltd.’s (OTCQX: FLSS) complementary service lines to create a new, publicly traded consolidation platform for U.S. completion, production and water solutions (the “Combination”). The consummation of the Exchange Offer is a condition of the Combination; however, the consummation of the Combination is not a condition of the Exchange Offer and Consent Solicitation.

2

Substantially concurrently with the consummation of the Combination, the New Notes will automatically exchange into (1) up to $250 million of 8.000% Senior Second Lien Secured Notes due 2027 to be issued by Spieth Newco, Inc. (“Newco” and such notes, the “Newco Secured Notes”) and (2) only to the extent that the Requisite Consents are received in the Consent Solicitation, in an amount equal to the difference between the aggregate principle amount of the New Notes issued in the Exchange and $250 million, up to an additional $250 million of 8.000% Senior Second Lien Secured Notes due 2027 to be issued by SESI (the “Superior Secured Notes”), subject to adjustment. The indenture governing the Newco Secured Notes will contain restrictive covenants customary for issuances of high-yield secured notes of this type, and the indenture governing the Superior Secured Notes will contain restrictive covenants similar to those contained in the indenture governing SESI’s 7.75% Senior Notes due 2024.

Subsequent to the consummation of the Combination, and assuming the Exchange Offer is fully subscribed, SESI expects to keep the remaining $300 million aggregate principal amount of its Original Notes outstanding. However, if the Combination is not consummated by May 31, 2020 or is earlier terminated or abandoned, the New Notes issued in the Exchange Offer will be automatically exchanged for an equal principal amount of Original Notes to be issued as “Additional Notes” under the Original Notes Indenture.

The New Notes will accrue interest from (and including) the most recent date on which interest has been paid on the Original Notes; provided, that interest will only accrue with respect to the aggregate principal amount of New Notes that an Eligible Holder (as defined below) receives, which, to the extent such Eligible Holder tenders its Original Notes after the Early Participation Date, will be less than the principal amount of Original Notes tendered for exchange. For the avoidance of doubt, to the extent an interest payment date occurs prior to the Settlement Date, Eligible Holders who validly tendered and did not validly withdraw Original Notes in the Exchange Offer and Consent Solicitation will receive accrued and unpaid interest on such interest payment date in respect of such Original Notes.

The Information Agent for the Exchange Offer and Consent Solicitation is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attention: Andrew Beck

Collect: (212) 269-5550

Toll-free: (800) 431-9633

Email: spnv@dfking.com

The Exchange Offer will only be made to, and the Offering Memorandum and other documents relating to the Exchange Offer will only be distributed to, holders who complete and return an eligibility letter confirming that they are (i) “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (“Securities Act”), or (ii) outside the United States and persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in offshore transactions in compliance with Regulation S, who are “non-U.S. qualified offerees” (as defined in the eligibility letter) (such persons, “Eligible Holders”).

3

SESI will make the Exchange Offer only to Eligible Holders through, and pursuant to, the terms of a confidential offering memorandum and consent solicitation statement dated as of January 6, 2020 (as it may be amended or supplemented from time to time, the “Offering Memorandum”)). Superior Energy and its affiliates do not and will not make any recommendation as to whether Eligible Holders should exchange or refrain from exchanging their Original Notes. Tenders of the Original Notes in the Exchange Offer and Consent Solicitation may be validly withdrawn at any time at or before the Withdrawal Deadline but will thereafter be irrevocable, even if SESI otherwise extends the Early Participation Date or extends the Exchange Offer and Consent Solicitation beyond the initial Expiration Time, except in certain limited circumstances where additional withdrawal rights are required by applicable law. In the event of termination of the Exchange Offer, the Original Notes tendered will be promptly returned to the tendering holders. Requests for documents may be directed to the Information Agent at the address and telephone numbers provided above. Documents will only be distributed to holders of Original Notes that complete and return an eligibility form at www.dfking.com/spnv confirming that they are Eligible Holders for the purposes of the Exchange Offer and Consent Solicitation.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the New Notes, Newco Secured Notes or Superior Secured Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In addition, this press release is neither an offer to purchase nor a solicitation of an offer to sell any Original Notes in the Exchange Offer or a solicitation of any consents to the Proposed Amendment. The New Notes, Newco Secured Notes and Superior Secured Notes will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The New Notes, Newco Secured Notes and Superior Secured Notes will only be offered and sold to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act.

About Superior Energy

Superior Energy serves the drilling, completion and production-related needs of oil and gas companies worldwide through a diversified portfolio of specialized oilfield services and equipment that are used throughout the economic life cycle of oil and gas wells.

Forward-Looking Statements

All statements in this press release (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Superior Energy, SESI and Newco, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the timing and effect of the Combination; the ability of SESI to satisfy the conditions to the settlement of the Exchange Offer and Consent Solicitation, general market and economic conditions, changes in law and government regulations and other matters affecting the businesses of Superior Energy, SESI or Newco, and the other risks described in the Offering Memorandum.

4

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Superior Energy’s Annual Report on Form 10-K for the year ended December 31, 2018, and those set forth from time to time in Superior Energy’s filings with the Securities and Exchange Commission. Except as required by law, Superior Energy expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

###

5

Exhibit 99.2

FOR FURTHER INFORMATION CONTACT:

Paul Vincent, VP of Treasury and Investor

Relations, (713) 654-2200

1001 Louisiana St., Suite 2900

Houston, TX 77002

NYSE: SPN

SUPERIOR ENERGY SERVICES FOURTH QUARTER 2019 ACTIVITY UPDATE

Houston, January 6, 2020 – Superior Energy Services, Inc. (“Superior Energy” or the “Company”) (NYSE: SPN) today provided an update on fourth quarter 2019 activity.

The Baker Hughes U.S. land rig count declined by 49 rigs from the week ending October 4, 2019 through the week ending December 27, 2019. This rig count decline is greater than what the Company expected, and the Company believes it is impacting the Company’s industry generally. The industry slowdown will primarily impact the Company’s drilling products and services segment results for the fourth quarter of 2019 and the Company now expects revenue in this segment to decrease by 10% to 15% sequentially, lower than initial expectations of a 5% to 10% decline. Additionally, certain completion tools projects, which were anticipated to occur during the fourth quarter of 2019 have shifted to 2020. The Company now expects its technical solutions segment revenue to be approximately flat sequentially, which is lower than the Company’s initial expectations of as much as a 10% increase.

The indicative trends noted above are based on preliminary data and Superior Energy’s knowledge of trends in its industry affecting industry participants. Superior Energy is in the process of commencing its closing procedures for the year ended December 31, 2019, and Superior Energy’s final audited results may show trends materially different from the ranges and estimates indicated above, including as a result of closing procedures review adjustments, additional analysis of Superior Energy’s actual results and other developments that may arise between the date of this press release and the finalization of Superior Energy’s results for fiscal year 2019.

Also during the fourth quarter of 2019, and as previously announced, on December 10, 2019, Superior Energy discontinued its hydraulic fracturing operations.

About Superior Energy

Superior Energy serves the drilling, completion and production-related needs of oil and gas companies worldwide through a diversified portfolio of specialized oilfield services and equipment that are used throughout the economic life cycle of oil and gas wells.

Forward-Looking Statements

This press release includes forward-looking statements as defined under federal law. These forward-looking statements are generally identified by the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “should,” “could,” “will,” “would,” and “will be,” and variations of such words and similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Superior Energy’s Annual Report on Form 10-K for the year ended December 31, 2018, and those set forth from time to time in Superior

Energy’s filings with the Securities and Exchange Commission. Except as required by law, Superior Energy expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

###

2

Exhibit 99.3

Unaudited pro forma condensed consolidated financial information of Superior Energy

On December 18, 2019, Superior Energy, NAM, Forbes, Newco, Spieth Merger Sub, Inc., a wholly-owned subsidiary of Newco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a wholly-owned subsidiary of Newco (“Forbes Merger Sub”), entered into a merger agreement (the “Merger Agreement”) whereby (i) NAM Merger Sub will merge with and into NAM (the “NAM Merger”), with NAM surviving the NAM Merger, and (ii) Forbes Merger Sub will merge with and into Forbes (the “Forbes Merger” and together with the NAM Merger, the “Combination”), with Forbes surviving the Forbes Merger. Upon completion of the Combination, each of NAM and Forbes will become wholly owned subsidiaries of Newco and Newco will hold what today are NAM’s and Forbes’ independent businesses.

After giving effect to the Combination, Superior Energy will own approximately 49.9% of Newco’s Class A common stock and 100% of Newco’s Class B common stock, which will collectively represent an approximate 65% economic interest in Newco, and former Forbes stockholders will own approximately 50.1% of the Newco Class A common stock, representing an approximate 35% economic interest in Newco. Forbes’ economic interest in Newco is subject to adjustment within certain parameters set forth in the Merger Agreement. The consummation of the Combination is subject to certain customary conditions and is also conditioned upon the consummation of SESI, L.L.C.’s (the “Issuer”) private offer to exchange (the “Exchange Offer”) up to $500 million of its $800 million aggregate principal amount of outstanding 7.125% Senior Notes due 2021 (the “Original Notes”) for up to $500 million of newly issued 7.125% Senior Notes due 2021 of the Issuer (the “New Notes”), pursuant to the terms of a private offering memorandum and consent solicitation statement dated January 6, 2020 (the “Offering Memorandum”). Capitalized terms used but not defined in these Superior Energy unaudited pro forma financial statements have the meanings assigned to them in the Offering Memorandum.

The Superior Energy unaudited pro forma financial statements are derived and give effect to the Combination, the Exchange Offer (assuming it is fully subscribed) and the Combination Exchange by applying pro forma adjustments to the historical consolidated financial statements of Superior Energy. The Superior Energy Unaudited Pro Forma Financial Statements give effect to Pumpco’s discontinued operations. The pro forma adjustments are described in the accompanying notes. Pro forma adjustments included in the Superior Energy pro forma financial statements are limited to those that are (i) directly attributable to the Combination, the Exchange Offer and the Combination Exchange and associated transactions, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on Superior Energy’s results, such as:

•	adjustments to reflect financing arrangements entered into in connection with the Combination; and

•	effect of transaction costs in connection with the Combination.

•	adjustments to reflect fully subscribed Exchange Offer;

•	adjustments to reflect the issuance of the Remainco Secured Notes; and

•	adjustments to give effect to Pumpco’s discontinued operations.

The “SPN Historical” columns in the Superior Energy unaudited pro forma financial statements below reflect Superior Energy’s historical financial statements for the periods presented and do not reflect any adjustments related to the Combination, the Exchange Offer and the Combination Exchange and related transactions.

The unaudited pro forma condensed consolidated balance sheet was prepared to give effect to the Combination, the Exchange Offer and the Combination Exchange as if they had been completed on September 30, 2019, and the unaudited pro forma condensed consolidated statements of operations were prepared to give effect to the Combination, the Exchange Offer and the Combination Exchange as if they had been completed on January 1, 2018.

The unaudited pro forma financial statements should be read in conjunction with the information contained in the sections entitled “The transactions” and “Summary historical consolidated financial data of Superior Energy” of the Offering Memorandum and the historical consolidated financial statements and related notes appearing elsewhere, or incorporated within, the Offering Memorandum, including the following:

•	historical financial statements of Superior Energy and the related notes included in Superior Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 as filed with the SEC; and

•	historical financial statements of Superior Energy and the related notes included in Superior Energy’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 as filed with the SEC.

The accompanying Superior Energy Unaudited Pro Forma Financial Statements are presented for illustrative purposes only. The Superior Energy Unaudited Pro Forma Financial Statements are not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the Combination and Combination Exchange been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Superior Energy following the Combination and Combination Exchange. The actual financial position and results of operations of Superior Energy following the Combination and Combination Exchange may significantly differ from the Superior Energy Unaudited Pro Forma Financial Statements reflected herein due to a variety of factors. The Superior Energy Unaudited Pro Forma Financial Statements are based upon available information and certain assumptions that management believes are reasonable. Furthermore, the unaudited pro forma condensed consolidated statements of operations do not reflect future events that may occur after the effectiveness of the Combination and related transactions, including, but not limited to, material non-recurring charges subsequent to the close.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2019

(in thousands)

		Pro Forma
	Superior Energy Historical	Pro Forma Adjustments			Pumpco Energy Services	(f)	Pro Forma Superior Energy
ASSETS

Current assets:
Cash and cash equivalents	$259,889	$(32,700)	(a	)	$—		$227,189
Accounts receivable, net	368,530	(112,501)	(b	)	(44,878)		211,151
Inventory and other current assets	204,600	(33,741)	(b	)	(12,220)		158,639
Assets held for sale	—	—			57,098		57,098

Total current assets	833,019	(178,942)			—		654,077

Property, plant and equipment, net of accumulated depreciation and depletion	891,540	(238,487)	(b	)	(198,561)		454,492
Operating lease right-of-use assets	96,190	(30,308)	(b	)	(12,033)		53,849
Goodwill	135,922	—			—		135,922
Intangibles and other long-term assets, net of amortization	167,080	(4,527)	(b	)	(46,730)		115,823
Equity investment in NewCo	—	86,644	(c	)	—		86,644
Assets held for sale	—	—			257,324		257,324

Total assets	$2,123,751	$(365,620)			$—		$1,758,131

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$110,398	$(22,903)	(b	)	$(17,642)		$69,853
Accrued expenses	220,623	(41,757)	(b	)	(11,871)		166,995
Income taxes payable	3,842	(9,524)	(b	)	—		(5,682)
Current portion of decommissioning liabilities	3,621	(3,621)	(b	)	—		—
Liabilities held for sale	—	—			29,513		29,513

Total current liabilities	338,484	(77,805)			—		260,679

Long-term debt	1,285,755	(258,906)	(d	)	—		1,026,849
Decommissioning liabilities	131,263	(4,861)	(b	)	—		126,402
Operating lease liabilities	76,255	(19,625)	(b	)	(11,482)		45,148
Other long-term liabilities	148,907	(2,192)	(b	)	(1,249)		145,466
Liabilities held for sale	—	—			12,731		12,731

Stockholders’ equity:
Common stock	157	—			—		157
Additional paid in capital	2,748,477	—			—		2,748,477
Parent company investment	—	(315,081)	(b	)	—		(315,081)
Accumulated other comprehensive loss, net	(76,987)	—			—		(76,987)
Retained deficit	(2,528,560)	312,850	(e	)	—		(2,215,710)

Total stockholders’ equity	143,087	(2,231)			—		140,856

Total liabilities and stockholders’ equity	2,123,751	(365,620)			—		1,758,131

See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2019

(in thousands)

		Pro Forma
	Superior Energy Historical	Pro Forma Adjustments			Pumpco Energy Services	(f)	Pro Forma Superior Energy
Revenues	$1,329,208	$(484,392)	(g	)	$(239,911)		$604,905

Cost of services and rentals (exclusive of depreciation, depletion, amortization and accretion)	920,797	(366,344)	(g	)	(219,285)		335,168
Depreciation, depletion, amortization and accretion	225,046	(56,097)	(g	)	(72,271)		96,678
General and administrative expenses	208,597	(61,936)	(g	)(h)	(5,582)		141,079
Reduction in value of assets	40,952	(10,119)	(g	)	(23,825)		7,008

Loss from operations	(66,184)	10,104			81,052		24,972

Other income (expense):
Interest expense, net	(74,275)	11,719	(i	)	—		(62,556)
Other income (expense)	(4,476)	398	(g	)	—		(4,078)
Equity in losses of NewCo	—	(39,138)	(j	)	—		(39,138)

Income (loss) from operations before income taxes	(144,935)	(16,917)			81,052		(80,800)

Income taxes expense (benefit)	12,261	(9,524)	(g	)(k)	—		2,737

Net income (loss) from continuing operations	(157,196)	(7,393)			81,052		(83,537)
Loss from discontinued operations	—	—			(81,052)		(81,052)

Net income (loss)	$(157,196)	$(7,393)			$—		$(164,589)

See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2018

(in thousands)

		Pro Forma
	Superior Energy Historical	Pro Forma Adjustments			Pumpco Energy Services	(f)	Pro Forma Superior Energy
Revenues	$1,590,934	$(549,376)	(g	)	$(501,524)		$540,034
Cost of services and rentals (exclusive of depreciation, depletion, amortization and accretion)	1,117,659	(433,233)	(g	)	(395,565)		288,861
Depreciation, depletion, amortization and accretion	303,584	(93,942)	(g	)	(90,623)		119,019
General and administrative expenses	214,611	(67,091)	(g	)(h)	(10,566)		136,954
Reduction in value of assets	—	(461)	(g	)	—		(461)

Loss from operations	(44,920)	45,351			(4,770)		(4,339)
Other income (expense):
Interest expense, net	(74,733)	11,719	(i	)	—		(63,014)
Other income (expense)	(4,394)	(34)	(g	)	—		(4,428)
Equity in losses of NewCo	—	(34,165)	(j	)	—		(34,165)

Income (loss) from operations before income taxes	(124,047)	22,871			(4,770)		(105,946)
Income taxes expense (benefit)	(16,846)	3,303	(g	)(k)	(1,002)		(14,545)

Net income (loss) from continuing operations	(107,201)	19,568			(3,768)		(91,401)
Loss from discontinued operations	(729)	—			3,768		3,039

Net income (loss)	$(107,930)	$19,568			$—		$(88,362)

See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

(in thousands)

		Pro Forma
	Superior Energy Historical	Pro Forma Adjustments			Pumpco Energy Services	(f)	Pro Forma Superior Energy
Revenues	$2,130,265	$(737,533)	(g	)	$(651,408)		$741,324

Cost of services and rentals (exclusive of depreciation, depletion, amortization and accretion)	1,502,104	(575,852)	(g	)	(531,615)		394,637
Depreciation, depletion, amortization and accretion	400,848	(123,124)	(g	)	(122,409)		155,315
General and administrative expenses	289,252	(84,150)	(g	) (h)	(12,784)		192,318
Reduction in value of assets	739,725	(277,610)	(g	)	(417,012)		45,103

Loss from operations	(801,664)	323,203			432,412		(46,049)

Other income (expense):
Interest expense, net	(99,477)	15,625	(i	)	—		(83,852)
Other income (expense)	(1,678)	(207)	(g	)	—		(1,885)
Equity in losses of NewCo	—	(212,025)	(j	)	—		(212,025)

Income (loss) from operations before income taxes	(902,819)	126,596			432,412		(343,811)

Income taxes expense (benefit)	(45,433)	21,104	(g	) (k)	—		(24,329)

Net income (loss) from continuing operations	(857,386)	105,492			432,412		(319,482)
Loss from discontinued operations	(729)	—			(432,412)		(433,141)

Net income (loss)	$(858,115)	$105,492			$—		$(752,623)

See accompanying notes to unaudited pro forma condensed consolidated financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1. Pro Forma Adjustments and Assumptions

(a)

To reflect the adjustment to cash for the one-time cash distribution from Superior Energy to Newco in connection with the Combination, the payment of estimated transaction costs, and the debt issuance costs related to the financing arrangements as follows (in thousands):

Cash contribution to NewCo	$(20,000)
Estimated debt issuance costs related to financing arrangements	(11,650)
Estimated transaction costs	(1,050)

Pro forma adjustment to cash	$(32,700)

(b)

Adjustment to eliminate NAM historical balances from Superior Energy’s Consolidated Balance Sheet as of September 30, 2019, refer to NAM historical financial statements included elsewhere in this offering.

(c)

Adjustment represents Superior Energy’s equity method investment in Newco, which combines the historical operating results of NAM and Forbes as if the Combination and related transactions occurred as of September 30, 2019 and calculated as follows (in thousands):

Newco’s shareholders’ equity	$163,299
Less: Preferred stock	(30,000)

Newco’s common shareholders’ equity	133,299
Ownership percentage	65.0%

Equity investment	$86,644

(d)

Concurrently with the consummation of the Combination, the New Notes will be automatically exchanged for (1) up to $250 million of Newco Secured Notes and (2) only to the extent that consents are received in the consent solicitation from holders holding at least a majority of the then-outstanding aggregate principal amount of Original Notes, up to $250 million of Superior Secured Notes. Subsequent to the consummation of the Combination and related transactions, Superior Energy expects to keep the remaining $300 million aggregate principal amount of its original notes outstanding. The following reflects the total pro forma adjustment to long-term debt (in thousands):

Senior unsecured notes exchanged	$(250,000)
Write-off of unamortized issuance costs	2,744
Increase in deferred issuance costs related to financing arrangements	(11,650)

Pro forma adjustment to long-term debt	$(258,906)

(e)	Represents a pro forma adjustment to Superior Energy’s historical retained deficit to reflect the net impact of the Combination and related transactions.

(f)

Adjustments to reflect Pumpco Energy Services, Inc.’s (“Pumpco”) operations as discontinued operations. On December 10, 2019, Pumpco, an indirect, wholly owned subsidiary of Superior Energy Services, determined to discontinue, wind down and exit its hydraulic fracturing operations. In connection with discontinuing, winding down and exiting the hydraulic fracturing business, Superior Energy expects to report a pre-tax charge of approximately $47 million in reduction in value of assets, primarily related to intangible assets and expects to incur approximately $12 million in costs associated with the discontinuance of operations. These are preliminary estimates subject to change. The sale of Pumpco’s assets will occur over time, and as such the value of the assets will fluctuate based on estimated gains and losses. These fluctuations could result in additional impairments. The estimated reduction in asset value was prepared using current best estimates of the asset values, and included a full impairment of intangible assets. Estimated shutdown costs include current best estimates of costs related to severance and to the shut-down of facilities.

(g)

Adjustment to eliminate NAM’s historical revenue and expenses from Superior Energy’s Consolidated Statements of Operations for the nine months ended September 30, 2019 and 2018 and year ended December 31, 2018, refer to NAM historical financial statements included elsewhere in this offering.

(h)

Adjustments also include $25.6 million, $28.9 million and $34.4 million of expenses allocated to NAM for administrative support services provided by Superior Energy for the nine months ended September 30, 2019, the nine months ended September 30, 2018 and the year ended December 31, 2018.

(i)	Adjustment to reflect a net decrease in interest expense related to the Exchange Offer as follows (in thousands):

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Year Ended December 31, 2018
Eliminate interest expense on notes being exchanged	$26,719	$26,719	$35,625
Additional interest on Superior secured notes	(15,000)	(15,000)	(20,000)

Pro forma adjustments to interest expense	$11,719	$11,719	$15,625

Assumed rate of interest for the Superior Secured Notes is 8.000%

(j)

Represents Superior Energy’s equity method investment in Newco, which combines the historical operating results of NAM and Forbes as if the Combination occurred on January 1, 2018 and calculated as follows (in thousands):

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Year Ended December 31, 2018
NewCo net loss	$(60,212)	$(52,562)	$(326,192)
Ownership percentage	65%	65%	65%

Equity in losses in NewCo	$(39,138)	$(34,165)	$(212,025)

(k)

Represents adjustments to both eliminate the tax provision for NAM, as well as to reflect the income tax expense (benefit) related to income/(loss) before income taxes generated by the pro forma adjustments. The tax benefit for the nine months ended September 30, 2018 is based on the U. S. statutory tax rate of 21%. There is no tax benefit related to the pro forma adjustments for the twelve months ended December 31, 2018 and the nine months ended September 30, 2019 due to the fact that Superior Energy has a net deferred tax asset at December 31, 2018 upon which a valuation allowance was recorded. Therefore, no tax benefit has been provided for losses resulting from pro forma adjustments subsequent to September 30, 2018, as follows (in thousands):

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Year Ended December 31, 2018
To eliminate NAM’s tax provision	$(9,524)	$8,017	$21,104
Tax provision relating to pro forma adjustments	—	(4,714)	—

Pro forma income taxes adjustment	$(9,524)	$3,303	$21,104

The final income tax impact may be materially different as more detailed information will become available after the consummation of the Combination and related transactions.

Unaudited pro forma condensed combined financial information of Newco

On December 18, 2019, Superior Energy, NAM, Forbes, Newco, Spieth Merger Sub, Inc., a wholly-owned subsidiary of Newco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a wholly-owned subsidiary of Newco (“Forbes Merger Sub”), entered into a merger agreement (the “Merger Agreement”) whereby (i) NAM Merger Sub will merge with and into NAM (the “NAM Merger”), with NAM surviving the NAM Merger, and (ii) Forbes Merger Sub will merge with and into Forbes (the “Forbes Merger” and together with the NAM Merger, the “Combination”), with Forbes surviving the Forbes Merger. Upon completion of the Combination, each of NAM and Forbes will become wholly owned subsidiaries of Newco and Newco will hold what today are NAM’s and Forbes’ independent businesses.

After giving effect to the Combination, Superior Energy will own approximately 49.9% of Newco’s Class A common stock and 100% of Newco’s Class B common stock, which will collectively represent an approximate 65% economic interest in Newco, and former Forbes stockholders will own approximately 50.1% of the Newco Class A common stock, representing an approximate 35% economic interest in Newco. Forbes’ economic interest in Newco is subject to adjustment within certain parameters set forth in the Merger Agreement. The consummation of the Combination is subject to certain customary conditions and is also conditioned upon the consummation of SESI, L.L.C.’s (the “Issuer”) private offer to exchange (the “Exchange Offer”) up to $500 million of its $800 million aggregate principal amount of outstanding 7.125% Senior Notes due 2021 for up to $500 million of newly issued 7.125% Senior Notes due 2021 of the Issuer, pursuant to the terms of a private offering memorandum and consent solicitation statement dated January 6, 2020 (the “Offering Memorandum”). Capitalized terms used but not defined in these NAM unaudited pro forma financial statements have the meanings assigned to them in the Offering Memorandum.

The following unaudited pro forma condensed combined financial information (“the unaudited pro forma statements”) are derived by combining the historical financial statements of NAM and Forbes after giving effect to the Combination and Combination Exchange using the acquisition method of accounting and incorporating preliminary estimates, assumptions and pro forma adjustments as described in the accompanying notes to the unaudited pro forma statements, such as:

•	Application of the acquisition method of accounting in connection with the Combination;

•	Adjustments to reflect financing arrangements entered into in connection with the Combination;

•	Effect of transaction costs in connection with the Combination;

•	Adjustments to reflect the entering into the Newco Credit Facility;

•	Adjustments to reflect $22.8 million of borrowings under the Newco Credit Facility;

•	Adjustments to reflect the issuance of the Newco Secured Notes;

•	Adjustments to reflect the divestiture of drilling rigs; and

•	Adjustments to reflect the Cretic Energy acquisitions as if such acquisition occurred on January 1, 2018.

The unaudited pro forma condensed combined balance sheet is presented as if the Combination, Exchange Offer and Combination Exchange had occurred on September 30, 2019, and the unaudited pro forma condensed combined statements of operations are presented as if the Combination, Exchange Offer and Combination Exchange had occurred on January 1, 2018.

The unaudited pro forma statements were prepared using: (i) NAM combined financial statements for the year ended December 31, 2018, which are included in the Offering Memorandum; (ii) Forbes’s consolidated financial statements for the year ended December 31, 2018, as filed with the SEC and incorporated by reference into the Offering Memorandum; (iii) NAM combined financial statements as of and for the nine months ended September 30, 2019, which are included in the Offering Memorandum; and (iv) Forbes’ consolidated financial statements as of and for the nine months ended September 30, 2019, as filed with the SEC and incorporated by reference into the Offering Memorandum.

NAM and Forbes have determined that NAM will be the accounting acquirer in the Combination based on the facts and circumstances outlined in “The Accounting Treatment.” Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets and liabilities acquired based on their respective fair market values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on the preliminary estimated enterprise value of Forbes. Following the effective date of the Combination, NAM expects to finalize the purchase price allocation after considering a detailed appraisal of Forbes’ assets. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

NAM is developing a plan to integrate the operations of Forbes after the Combination. In connection with that plan, management anticipates that certain non-recurring charges, such as operational relocation expenses and employee severance costs will be incurred in connection with this integration. Management cannot identify the timing, nature and amount of such charges as of the date of the Offering Memorandum. However, any such charge could affect the future results in the period in which such charges are incurred. The unaudited pro forma statements do not include the effects of the costs associated with any restructuring or other integration activities resulting from the Combination. The unaudited pro forma statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the Combination.

The unaudited pro forma statements should be read in conjunction with the separate historical financial statements, accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations of NAM that are included in the Offering Memorandum and of Forbes that are filed with the SEC and incorporated by reference in the Offering Memorandum.

The unaudited pro forma statements are not intended to represent or be indicative of the combined results of operations or financial condition of Newco that would have been reported had the Combination been completed as of the dates presented, and further should not be taken as a representative of the future combined results of operations or financial condition of Newco.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2019

(in thousands)

	Historical		Pro Forma
	NAM	Forbes	Adjustments		NewCo
ASSETS
Current assets:
Cash and cash equivalents	$—	$6,341	(6,272)	(a)	$69
Accounts receivable, net	112,501	32,397	—		144,898
Inventory and other current assets	33,741	7,631	—		41,372

Total current assets	146,242	46,369	(6,272)		186,339

Property, plant and equipment, net of accumulated depreciation	238,487	131,209	(18,175)	(b)	351,521
Operating lease right-of-use assets	30,308	6,701	—		37,009
Intangibles and other long-term assets, net of accumulated amortization	4,527	14,273	(12,797)	(b)	6,003

Total assets	419,564	198,552	(37,244)		580,872

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$22,903	$7,962	$—		$30,865
Accrued expenses	41,759	19,326	—		61,085
Income taxes payable	9,524	—	—		9,524
Current portion of long-term debt	—	61,679	(61,679)	(c)	—
Current portion of asset retirement obligations	3,619	—	—		3,619

Total current liabilities	77,805	88,967	(61,679)		105,093

Long-term debt	—	65,662	214,939	(d)	280,601
Asset retirement obligations	4,861	—			4,861
Operating lease liabilities	19,625	4,836			24,461
Other long-term liabilities	2,192	365			2,557

Stockholders’ equity:
Common stock	—	55	(55)	(e)	—
Preferred stock	—	—	30,000	(f)	30,000
Additional paid in capital	—	150,716	(150,716)	(e)	—
Parent company investment	315,081	—	—		315,081
Retained deficit	—	(112,049)	(69,733)	(e)	(181,782)

Total stockholders’ equity	315,081	38,722	(190,504)		163,299

Total liabilities and stockholders’ equity	419,564	198,552	(37,244)		580,872

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2019

(in thousands)

	Historical		Pro Forma
	NAM	Forbes	Adjustments		Drilling Rigs	(j)	NewCo
External Revenues	$482,613	$153,647	$—		$(32,831)		$603,429
Revenues-affiliates	1,779	—	—		—		1,779

Revenues	484,392	153,647	—		(32,831)		605,208

Cost of services and rentals (exclusive of depreciation, amortization and accretion)	365,014	128,397	—		(27,396)		466,015
Cost of services and rentals (exclusive of depreciation, amortization and accretion) - affiliates	1,330	—	—		—		1,330
Depreciation, amortization and accretion	56,097	22,935	(4,264)	(g)	(6,421)		68,347
General and administrative expenses	36,364	17,486	—		(1,692)		52,158
General and administrative expenses - affiliates	25,572	—	—		—		25,572
Reduction in value of assets	10,119	19,222	—		(7,556)		21,785

Loss from operations	(10,104)	(34,393)	4,264		10,234		(29,999)

Other income (expense):
Interest expense, net	—	(19,093)	2,303	(h)	—		(16,790)
Other income (expense)	(398)	—	—				(398)

Income (loss) from operations before income taxes	(10,502)	(53,486)	6,567		10,234		(47,187)
Income taxes expense (benefit)	9,524	(27)	1,379	(i)	2,149		13,025

Net income (loss)	$(20,026)	$(53,459)	$5,188		$8,085		$(60,212)

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2018

(in thousands)

	Historical		Pro Forma
	NAM	Forbes	Cretic Energy Acquisition	(k)	Adjustments		Drilling Rigs	(j)	NewCo
External Revenues	$544,239	$124,444	$51,030		$—		$(52,286)		$667,427
Revenues-affiliates	5,137	—	—		—		—		5,137

Revenues	549,376	124,444	51,030		—		(52,286)		672,564

Cost of services and rentals (exclusive of depreciation, amortization and accretion)	430,885	101,608	38,218		—		(39,543)		531,168
Cost of services and rentals (exclusive of depreciation, amortization and accretion) - affiliates	2,348	—	—		—		—		2,348
Depreciation, amortization and accretion	93,942	22,381	3,762		(4,186)	(g)	(13,472)		102,427
General and administrative expenses	38,151	17,341	(1,250)		—		(1,865)		52,377
General and administrative expenses - affiliates	28,940	—	—		—		—		28,940
Reduction in value of assets	461	—	—		—		—		461

Loss from operations	(45,351)	(16,886)	10,300		4,186		2,594		(45,157)

Other income (expense):
Interest expense, net	—	(7,264)	—		(9,101)	(h)	—		(16,365)
Other income (expense)	34	—	—		—		—		34

Income (loss) from operations before income taxes	(45,317)	(24,150)	10,300		(4,915)		2,594		(61,488)
Income taxes expense (benefit)	(8,017)	(422)	—		(1,032)	(i)	545		(8,926)

Net income (loss)	$(37,300)	$(23,728)	$10,300		$(3,883)		$2,049		$(52,562)

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

(in thousands)

	Historical		Pro Forma
	NAM	Forbes	Cretic Energy Acquisition	(k)	Adjustments		Drilling Rigs	(j)	NewCo
External Revenues	$730,975	$180,898	$51,030		$—		$(71,016)		$891,887
Revenues-affiliates	6,558	—	—		—		—		6,558

Revenues	737,533	180,898	51,030		—		(71,016)		898,445

Cost of services and rentals (exclusive of depreciation, amortization and accretion)	572,442	146,825	38,218		—		(53,215)		704,270
Cost of services and rentals (exclusive of depreciation, amortization and accretion) - affiliates	3,410	—					—		3,410
Depreciation, amortization and accretion	123,124	30,543	3,762		(5,680)	(g)	(18,020)		133,729
General and administrative expenses	49,729	25,390	(1,250)		—		(2,233)		71,636
General and administrative expenses - affiliates	34,421	—	—		—		—		34,421
Reduction in value of assets	277,610	—	—		—		(1,337)		276,273

Loss from operations	(323,203)	(21,860)	10,300		5,680		3,789		(325,294)

Other income (expense):
Interest expense, net	—	(11,150)	—		(10,666)	(h)	—		(21,816)
Other income (expense)	207	—	—		—		—		207

Income (loss) from operations before income taxes	(322,996)	(33,010)	10,300		(4,986)		3,789		(346,903)
Income taxes expense (benefit)	(21,104)	(403)	—		—	(i)	796		(20,711)

Net income (loss)	$(301,892)	$(32,607)	$10,300		$(4,986)		$2,993		$(326,192)

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Preliminary Purchase Price Allocation

The unaudited pro forma financial statements were prepared using the acquisition method of accounting with NAM being the acquirer of Forbes. The pro forma purchase price allocation was based on the preliminary estimated enterprise value of Forbes. Following the completion of the Combination, NAM expects to finalize the purchase price allocation after considering a detailed appraisal of the Forbes’ assets. The final allocation will be based upon valuations and other analysis for which there is currently insufficient information to make a definitive allocation. Accordingly, the purchase price allocation adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial statements. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein. The following is the preliminary purchase price allocation related to the acquisition of Forbes (in thousands):

Current Assets	$46,369
PP&E	113,034
Other non-current assets	8,177
Current liabilities	(88,967)
Long-term debt	(65,662)
Non-current liabilities	(5,201)

Estimated fair value of net assets acquired	$7,750
Purchase price	$7,750

Note 2. Pro Forma Assumptions and Adjustments

(l)

To reflect the adjustment to cash for the retirement of Forbes’ outstanding debt, the payment of estimated transaction costs, and the debt issuance costs related to the financing arrangements as follows (in thousands):

Cash contributed by Superior Energy	$20,000
Borrowing under ABL revolving facility	22,800
Issuance of mandatory convertible preferred stock	30,000
Forbes’s outstanding debt repayment	(59,397)
Estimated debt issuance costs related to financing arrangements	(3,325)
Estimated transaction costs	(16,350)

Pro forma adjustment to cash	$(6,272)

(m)

Adjustments to reflect Forbes’ property, plant and equipment and intangibles at their estimated fair value. Final purchase price adjustments may differ materially from the preliminary estimates presented herein.

(n)	and (d) To reflect pro forma adjustment related to repayment of Forbes’ debt and related financing transactions as follows (in thousands):

	Historical Forbes		Pay down/Conversion of Forbes’ Debt	New Debt	NewCo Pro Forma Debt
Term loan agreement	$55,397		$(55,397)	—	$—
Issuance of Newco Secured Notes	—		—	250,000	250,000
Borrowings under Newco Credit Facility	4,000		(4,000)	22,800	22,800
Increase in deferred issuance costs	—		—	(3,325)	(3,325)
Financing leases	11,126		—	—	11,126

Total debt	$70,523		$(59,397)	$269,475	$280,601

PIK Notes convert to equity	56,818		(56,818)	—	—
Total Debt	127,341		(116,215)	269,475	280,601
Debt adjustment:
- Debt settled with cash	$(59,397)
- Debt converted to equity	(56,818)
- Plus new debt	269,475

Total impact on debt	153,260
Short term debt balance	61,679	(c)

Impact on long term debt	$214,939	(d)

(e) Adjustments to reflect the elimination of Forbes’ historical stockholders’ equity and to record the impact of the Combination and related transactions to the combined retained earnings (in thousands):

Eliminate Forbes’ historical stockholders’ equity	$(38,722)
Net impact of pro forma adjustments	(31,011)

Pro forma adjustment to equity	$(69,733)

(f) To reflect issuance of the mandatory convertible preferred stock with a term of three years and a 5% annual dividend rate. The convertible preferred shares will vote with Newco’s common stock as a single class on an “as-converted” basis.

(g)	To reflect pro forma depreciation and amortization expense adjustments as follows (in thousands):

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Year Ended December 31, 2018
Net decrease to depreciation expense as a result of fair value adjustment to property, plant and equipment	$(3,040)	$(2,962)	$(4,048)
Decrease to amortization expense as a result of fair value adjustment to intangibles	(1,224)	(1,224)	(1,632)

Pro forma adjustment to depreciation and amortization	$(4,264)	$(4,186)	$(5,680)

(h)	To reflect pro forma interest expense adjustments as follows (in thousands):

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Year Ended December 31, 2018
Interest expense associated with financing arrangements	$(16,368)	$(16,368)	$(21,824)
Eliminate interest expense associated with retirement of Forbes’ debt	18,671	7,267	11,158

Pro forma adjustment to interest expense	$2,303	$(9,101)	$(10,666)

A 1% increase in floating interest rates would have increased such annual interest expense by approximately $0.2 million. Accordingly, Newco’s interest expense may increase as a result of interest rate fluctuations. The actual impact of a 1% increase would depend on the amount of floating rate debt outstanding, which fluctuates from time to time.

(i)

Represents the adjustment to reflect income tax expense (benefit) related to income (loss) before income taxes generated by the pro forma adjustments. The tax expense for the nine months ended September 30, 2019 and the tax benefit for the nine months ended September 30, 2018 is based on U. S. statutory tax rate of 21%. There is no tax benefit related to the pro forma adjustments for the twelve months ended December 31, 2018 due to the fact that NAM has a net deferred tax asset at December 31, 2018 upon which they have recorded a valuation allowance. Therefore, no tax benefit has been provided for losses resulting from pro forma adjustments for the twelve months ended December 31, 2018. There is no tax expense (benefit) related to the Cretic Energy acquisition since it was a limited liability company. Because the tax rate used for these pro forma financial statements is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the Combination and those differences may be material.

(j)

Adjustment to reflect the divestiture of the drilling rigs business during the second quarter of 2019, including a pro forma tax impact calculated using the statutory tax rate. NAM divested its drilling rigs business which included 12 U.S. land based drilling rigs and related equipment for which Superior Energy received $78.0 million in cash proceeds.

(k)

Adjustment to reflect the impact of acquisition of Cretic Energy by Forbes as if it occurred on January 1, 2018. On November 16, 2018, Forbes acquired 100% of outstanding units of Cretic. The acquisition of Cretic was accounted for as a business combination using the acquisition method of accounting. The financial results of Cretic Energy from October 1, 2018 to November 15, 2018 are excluded from the pro forma statement of operations for the year ended December 31, 2018 due to their immateriality. The financial results of Cretic Energy from November 16, 2018 through December 31, 2018 are included in Forbes’ historical financial statements for the year ended December 31, 2018.

Forward-Looking Statements

All statements in this communication (and oral statements made regarding the subjects of this communication) other than historical facts are forward- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Superior Energy Service, Inc. (“Superior”), Forbes Energy Services Ltd. (“Forbes”) and Spieth Newco, Inc. (“Newco”), which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction; the anticipated completion of the proposed transaction and the timing thereof; the expected future results of operations and growth of Superior and Newco; and plans and objectives of management for future operations of Superior and Newco.

While Superior believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its and Newco’s business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained or other closing conditions are not satisfied; local, regional and national economic conditions and the impact they may have on Superior, Forbes, Newco and their customers; conditions in the oil and gas industry, especially oil and natural gas prices and capital expenditures by oil and gas companies; the debt obligations of Superior and Newco following the transaction and the potential effect of limiting Superior’s and/or Newco’s ability to fund future growth and operations and increasing their respective exposure to risk during adverse economic conditions; the financial condition of Superior’s and Newco’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the potential additional costs relating to any reviews, investigations or other proceedings by government authorities or shareholder actions.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Superior’s Annual Report on Form 10-K for the year ended December 31, 2018, and those set forth from time to time in Superior’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.superiorenergy.com. Except as required by law, Superior expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Newco will file a registration statement on Form S-4, including a joint proxy statement/prospectus of Holdco and Forbes, with the SEC. INVESTORS AND SECURITY HOLDERS OF SUPERIOR AND FORBES ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Forbes in connection with the Forbes shareholder meeting. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Superior, Forbes and Newco with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.superiorenergy.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Superior, Forbes and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Superior’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2019, and Forbes’ proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.